

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2010

Edwin Molina
President
USA Video Interactive Corp.
1224 Mill Street, Bldg 2 – Suite 117
East Berlin, CT 06023

> **Re: USA Video Interactive Corp.**
> **Item 4.01 Form 8-K**
> **Filed August 16, 2010**
> **Item 4.01 Form 8-K/A**
> **Filed September 24, 2010**
> **File No. 0-29651**

Dear Mr. Molina:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

James A. Allegretto
Sr. Assistant Chief Accountant